Exhibit 99.1

Olink strengthens management team for continued leadership in the modern proteomics era

UPPSALA, Sweden, August 31, 2022 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced several appointments in its leadership structure.

Olink Chief Commercial Officer (CCO) Carl Raimond will be appointed President, effective upon the hiring of a new CCO, which is expected by the end of the year. In the interim, Carl will continue his strong stewardship of the commercial organization during Olink’s second half of 2022 and lead the transition of CCO duties. In this newly created position, Carl’s role will expand from leadership of the commercial group to responsibility for corporate functions, while continuing to report to CEO Jon Heimer.

In addition, Anna Marsell will become Chief Operating Officer (COO) effective December 1st, 2022. Anna has a strong track record in transforming and scaling growth-driven international organizations and will join Olink from Galderma where she has held several leadership positions with increasing responsibility over the past ten years, including General Manager/Head of Nordic, and senior roles in decision support and strategic planning. Olink’s current COO, Fredrik Netzel, will be appointed VP Operations, his role to include management of Olink’s supply chain, a function of critical importance to Olink’s success and differentiation.

“Carl and Fredrik have been instrumental in Olink’s many accomplishments. Carl has driven our industry-leading commercial organization, from product advancement to our go-to-market execution. Fredrik’s innovative and proactive execution of supply chain management during unprecedented times has enabled Olink to grow and execute on our plan,” said Jon Heimer, CEO of Olink. “Today’s leadership announcements are a natural evolution of Olink as we mature and position ourselves for sustained growth and long-term market leadership. We look forward to the additional contributions from Carl and Fredrik in their new roles, and to Anna’s arrival as COO where we expect her to help drive the next phase of growth of our company and organization.”

“I am truly grateful and excited to be part of the Olink team as we lead a flourishing and largely untapped market for modern proteomics and protein measurement. From high-plex to low-plex protein analysis, the power of our PEA technology underpins a world-class product platform that is transforming our understanding of human biology,” said Carl Raimond, CCO of Olink. “I’m more optimistic than ever that working alongside the incredibly talented group of individuals here at Olink we’ll continue to successfully democratize proteomics and enable our customers to improve the treatment of human disease.”

“It’s a tremendous honor contributing to Olink’s proteomics journey and to continue in this new role, supporting our drive towards operational excellence and robustness that promotes growth,” said Fredrik Netzel, COO of Olink. “As I consider the strong operating framework the Company has developed over the years, I am likewise more optimistic than ever to work with the remarkable talent at Olink and help enable the next phase of proteomics market leadership.”

Carl Raimond has served as Olink’s CCO since October 2020, previously serving as the Company’s Senior Vice President of Sales beginning in August 2020. Prior to Olink, he served in various executive commercial leadership roles at PerkinElmer, Inc. including Vice President and General Manager of Americas Sales and Service, as well as Global Vice President and General Manager of Sales and Service for the Discovery and Analytical Solutions Division. Before this, he served as the Vice President and General Manager of the Americas Life Science Sales & Field Operations of Agilent Technologies, Inc. Carl received his Bachelor of Arts in zoology from State University of New York College at Oswego, and his Master of Science in biology from State University of New York College at Brockport.

Anna Marsell brings more than 15 years of international experience from the pharma and medtech industry with various roles in R&D, project management, sales and marketing, as well as company governance and general management. Her most recent role is General Manager for the Nordic region of Galderma, delivering sustainable organic growth and increased market share. During her 10 years at Galderma she has held various senior leadership roles in global strategic marketing, product development, commercial operations, Uppsala Site management, as well as in strategic corporate governance when based in Galderma HQ in Lausanne, Switzerland. Prior to joining Galderma, Anna spent 7 years in various R&D and product marketing roles within medtech, focused on cardiovascular technology at Radi Medical Systems and St. Jude Medical in the U.S. and Sweden.

Anna is an inspirational leader with a strong track record in delivering outstanding commercial results, driving innovation and in managing high-performing teams. She holds a Master’s in Molecular Biotechnology from Uppsala University and an Associate’s Certificate in Project Management from The George Washington University and ESI International.

Investor contact

Jan Medina, CFA

VP Investor Relations & Capital Markets

Mobile: +1 617 802 4157

jan.medina@olink.com

Media contact

Andrea Prander

Corporate Communications Manager

Mobile: +46 768 775 275

andrea.prander@olink.com

Forward-looking statements

This press release contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including statements regarding our 2022 revenue outlook, our Explore externalizations, our ability to develop, commercialize and achieve market acceptance of our current and planned products and services, our research and development efforts, and other matters regarding our business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations. In some cases, you can identify forward-looking statements by the words “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described under the caption "Risk Factors" in our Form 20-F (Commission file number 001-40277) and elsewhere in the documents we file with the Securities and Exchange Commission from time to time. We caution you that forward-looking statements are based on a combination of facts and factors currently known by us and our projections for the future, about which we cannot be certain. As a result, the forward-looking statements may not prove to be accurate. The forward-looking statements in this press release represent our views as of the date hereof. We undertake no obligation to update any forward-looking statements for any reason, except as required by law.

About Olink

Olink Holding AB (publ) (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.